Exhibit 21.1

List of Subsidiaries

Name of Entity	Jurisdiction of Incorporation
Vinci Assessoria Financeira Ltda.	Brazil

Vinci Capital Gestora de Recursos Ltda.	Brazil

Vinci Equities Gestora de Recursos Ltda.	Brazil

Vinci Gestão de Patrimônio Ltda.	Brazil

Vinci Gestora de Recursos Ltda.	Brazil

Vinci GGN Gestão de Recursos Ltda.	Brazil

Vinci Infraestrutura Gestora de Recursos Ltda.	Brazil

Vinci Partners Investimentos Ltda.	Brazil

Vinci Real Estate Gestora de Recursos Ltda.	Brazil

Amalfi Empreendimentos e Participações S.A.	Brazil

Vinci Partners USA LLC.	NY, USA